

ALLGREEN PROPERTIES LIMITED






File No. 82-4959

Date: 27 JAN 2005

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

**ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")**

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc



dle 2/17


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**Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest** *

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | ALLGREEN PROPERTIES LTD |
| Company Registration No. | 198601009N |
| Announcement submitted on behalf of | ALLGREEN PROPERTIES LTD |
| Announcement is submitted with respect to * | ALLGREEN PROPERTIES LTD |
| Announcement is submitted by * | Ms Isoo Tan |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 27-Jan-2005 17:21:40 |
| Announcement No. | 00050 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 26-01-2005 |
| 2. | Name of Substantial Shareholder * | Prudential Asset Management (Singapore) Limited |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share | |

| | |
|---|---|
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 25-01-2005 |
| 2. | The change in the percentage level | From 6.0586 % To 5.9614 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Sales in Open Market at Own Discretion |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The change in the percentage level is the result of a series of transactions. |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 63691000 |
| As a percentage of issued share capital | 0 % | 6.0586 % |
| No. of shares held after the change | 0 | 62669000 |
| As a percentage of issued share capital | 0 % | 5.9614 % |

Footnotes

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